Mail Stop 3561


May 1, 2006



George I. Norman, III, President
LILM, Inc.
1390 South 1100 East   #204
Salt Lake City, Utah  84105-2463

             RE:  LILM, Inc.  ("the company")
                     Registration Statement on
                     Form 10-SB
                     Filed March 30, 2006
                     File No.  0-51872

Dear Mr. Norman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1.  Description of Business

Business Development
History, page 3

1. Clarify the history of the company. We note that LILM was organized in 1999, but note disclosure in the last paragraph of the section, Marketing, that "...approximately 3,500 units were sold during the period from 1992 through 1994." We further note in the Risk Factors section, "[A]lthough the Company was incorporated in
1999, it has a limited operating history..."   Please revise as
necessary to provide a clear and concise chronology of the company and its subsidiary to make the disclosure consistent and understandable to a potential investor.
2. In the second paragraph, you refer to "plastic porcelain" as the material used in the manufacture of the training device. We also note your statement that the urinal is constructed of white polyethylene plastic. Revise to clarify the material used to manufacture the training device. We may have further comment.
3. With regard to the last statement in paragraph three (3), please explain the significance to the company of incorporating in Utah.
4. In the last paragraph of this section, disclose the amount of the royalty payments made to Mr. McKiney as of March 31, 2006.


Initial Public Offering, page 3
5. Please revise this heading and also the reference to the company`s initial public offering in the opening sentence of this section, inasmuch as the offering you are referring to was not a public offering. You claimed an exemption from registration under the Securities Act of 1933 by relying upon Rule 504.
6. Further, please delete any further references to the company`s "initial public offering". We note that term is used in the Management`s Discussion and Analysis or Plan of Operation section and elsewhere. Please revise throughout.
7. We note that 763,750 shares were purchased by 59 investors. Supplementally provide us with the identity of those individuals and state how those investors were contacted about the company`s stock offering and their relationship, if any, to the company or its management. Disclose who conducted the offering. How long were the shares offered? We may have further comment.
8. Please revise to clarify your statement that "the company anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under
Section 12(g) of the Exchange Act."



Production, page 4

9. Disclose any material terms associated with the arrangement with
Blow Mold Products.  File the executed agreement as an exhibit to the
registration statement as required by Item 601(b) of Regulation S-
B.
10. The fact that the company`s sole product is being produced only
by Blow Mold Products could be a potential risk in the event that manufacturer could no longer produce the units for the company.
If
true, this should be considered as another risk factor. Could another company easily take over the process without a lengthy delay in production?  Do you have other possible manufacturers that could
take over?
11. It is noted that the company uses a subcontractor to
manufacture
the stands.  Please identify the subcontractor and state the terms of
the agreement between the company and the subcontractor. File the agreement as an exhibit to the registration statement.
12. Disclose what company "shrink wraps" the finished product.
Also,
is special equipment used for this?   Does the manufacturer
perform
this function?
13. Briefly explain the significance of "an industry recyclable rating of 2".
14. State the duration of the company`s guarantee against defects in materials and workmanship. Also, disclose what the guarantee entails for a purchaser of the product. Also, indicate, if material, whether the company has had to "make good" on its guarantee in the past.


Marketing, page 5
15. In the initial paragraph, please clarify what makes this product
"unique" from other similar products on the market.
16. The final sentence of the first paragraph appears promotional and should be revised to provide the basis for the noted assertion or deleted.
17. Identify the third party representative referred to in the second paragraph of this section.
18. Disclose the dollar amount of sales to Japan, Australia, and England as of a recent date and disclose the date.


Competition, page 5
19. Revise to provide the basis for your statement that "there is one
other free standing urinal ... but its price point and production costs far exceed the LiL Marc ...."

20. We note you assume that most of these companies are larger with longer histories of operation and greater financial and personnel resources. Revise to state the competitive conditions in the industry. Indicate the company`s competitive position in the industry and state the principal methods of competition.


Patents and Trademarks, page 6
21. We note that the design patent on the Lil Marc expired July
16,
2005 and that the company has not applied for a new patent. The potential risk to the company of not having a patent on the Lil Marc, the company`s only product, should be addressed and another risk factor added.


 Employees and Compensation, page 7
22. Please clarify in the penultimate paragraph that there is no assurance of when, if ever, the company`s sales will exceed 500 units per month.


Facilities, page 7
23. Briefly clarify the reference to "on a shared arrangement".


Item 2.  Management`s Discussion and Analysis or Plan of
Operation,
page 10
24. Please revise to indicate the amount of proceeds raised in your
Rule 504 offering.
25. In paragraph two (2), there is a reference to "advances from a stockholder of the Company". Please identify the stockholder, disclose the aggregate amount of those advances to date and state whether or not there is an agreement, written or verbal, for the company to return those funds at a later date, and disclose any other material provisions of any agreement or arrangement. Any written agreement should be filed as an exhibit to the registration statement.
26. We note that the company believes that it will need approximately
$20,000 over the next 12 months to fund its operations and that those funds "...will most likely be provided by revenues..." (emphasis added) Please provide the basis for that statement or delete it.
27. We further note that if the company is unable to generate those funds that it may need to "...rely on funds from directors and/or stockholders in the future." Please disclose any definitive plans, arrangements or understandings in this regard. If none presently exist, please add a statement to that effect.
28. State whether or not the company has any other potential sources of funds available to it, such as line(s) of credit from a financial institution(s), etc.


Results of Operations, page 10
29. In the initial paragraph, you mention the termination of a marketing agreement in 2005. In another appropriate section, please provide details concerning the agreement and disclose the reason for the company`s terminating such arrangement. We further note under the Plan of Operation section, "...the Company will actively pursue expanded marketing activities for its baby products business."
How
will this marketing strategy differ from the previous one?
30. Revise to identify the marketer who terminated the marketing agreement with the company. Also indicate when the marketing agreement was terminated.


Liquidity and Capital Resources, page 11
31. Disclose the company`s amount of working capital.


Plan of Operation, page 11
32. You refer to "...the Company`s products" (emphasis added). Inasmuch as the company only has one product to date, the Lil Marc, and there does not appear to be any definitive plans to add products to its line, please revise accordingly. If otherwise, appropriate disclosure should be added to describe any new products that are planned or that are being developed at this time. We may have further comment.
33. In the second paragraph, you state that the company`s "immediate" plan for marketing is through the Internet and "other advertising".
Please specify those means of advertising.
34. It is also mentioned that the company plans to explore "alternative marketing methods." Please briefly explain.

35. Add a milestones section to discuss in detail the steps needed to enhance your Internet website, build a customer base and attain your goals in your plan of operations for the next 12 months. Include a discussion of the milestones you need to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone in weeks or months. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance the milestones. Address the status of your efforts to accomplish these milestones. We may have further comment.


Description of Property, page 15
36. Please revise to provide the disclosure required by Item 102 of
Regulation S-B. Clarify whether you lease the executive offices at
1390 South 1100 East #204, Salt Lake City, Utah. If you lease the offices then describe the material terms of the lease.


Item 4.  Security Ownership of Certain Beneficial Owners..., page
15
37. We note your statement "The following table sets forth
information, to the best of the company`s knowledge ...."
(emphasis
added) Your qualification of the beneficial ownership information is too broad. Revise as appropriate.
38. Please state the nature of business conducted by Alewine
Limited
Liability Company.


Item 5.  Directors, Executive Officers..., page 15
39. In the biographical profile for George Norman, please provide a brief description to identify the business of Com Vest Capital Partners LLC, Mr. Norman`s position or relationship with that entity, any relationship or affiliation between Com Vest and this company, or any other material information.
40. For each officer and director, please describe all employment during the past five years. See Item 401(a)(4) of Regulation S-B. In the description, please include the name and business of the person`s employer, beginning and ending dates of employment including month and year, and describe the positions held.


Executive Compensation, page 17
41. Revise the introductory paragraph to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company`s named executive officers for the fiscal year ended December 31, 2005.


Certain Relationships and Related Transactions, page 17
42. Please revise to address in detail the transactions whereby
Mr.
Norman sold his controlling interest in Lil Marc to Com Vest and where Mr. Norman purchased the 100% interest in LILM, Inc. from Lil
Marc.
43. In the May, 2000 transaction whereby Mr. Norman sold his controlling interest in Lil Marc to Com Vest, please explain the business reason(s) for this, the number of shares sold, disclose the dollar amount received by Mr. Norman.
44. Disclose the date Mr. Norman purchased the 100% interest in LILM,
Inc. from Lil Marc, the amount paid, and the business reason for this transaction.
45. We note your statement that Alewine owns 800,000 and Mr. Bean owns 20,000 shares. Please revise to indicate Alewine and Mr. Bean`s relationship to the company, the amount paid for the shares and the date of the transactions.


Part II.

Item 1.  Market Price of and Dividends on the Registrant`s Common
Stock... page 18
46. We note, "[B]ecause there has been only a limited public trading market for the Company`s securities, no trading history is presented herein." (emphasis added.) Supplementally, please provide the staff with a list of all transactions involving the company`s shares, including the dates, amounts of shares sold, and price per share of each transaction.
47. In the sixth (6th) paragraph, it is disclosed that the proceeds from the sale of 763,750 shares of company stock was $50,000 but in the Description of Business section and elsewhere, the amount shown is $61,100. Please revise as appropriate to make the disclosure consistent.
48. On page 19 you disclose gross proceeds of $50,000 from the offering of 763,750 shares of common stock. This amount does not appear to agree to the statement of changes in stockholders` equity.
Please clarify and revise as necessary.


Item 4.  Recent Sales of Unregistered Securities, page 20
49. Please revise to disclose each transaction involving the unregistered sale of the company`s shares. We note the sale of 763,750 shares in this regard. Please refer to the disclosure requirements of Item 701 of Regulation S-B and fully comply.
50. Disclose the identity of the persons or class of persons to whom the company sold the securities. See Item 701(b) of Regulation S-B.
51. Disclose the facts relied upon to make the exemption claimed available. See Item 701(d) of Regulation S-B.


Financial Statements

Financial Statements, page F-1
52. Please ensure the financial statements are updated as required by
Item 310(g) of Regulation S-B.

Note 1.  Organization, page F-6
53. LILM, Inc. was organized to continue with the product development and sales of the "Lil Marc" training urinal previously done by Lil Marc, Inc. As such, it appears the financial statements of LILM should reflect the historical operations of the predecessor since its inception in 1997. Please revise accordingly or explain why the accumulated deficit and cumulative financial statements do not reflect the operation of the business, including the performance of the predecessor.


Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

 As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard at (202) 551-3291 if you have any questions regarding the financial statements and related matters.
Please contact Janice McGuirk at (202) 551-3395 with any other questions.


Sincerely,




John Reynolds

Assistant Director


cc:  Leonard Neilson, Esq.
       via fax (801) 733-0808